Goodwin Procter LLP 620 8th Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

May 24, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Katherine Bagley

Tony Watson

Donna Di Silvio

Re:	Phreesia, Inc.

Draft Registration Statement on Form S-1

Submitted April 17, 2019

CIK No. 0001412408

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Phreesia, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on April 17, 2019 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated May 17, 2019 addressed to the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

United States Securities and Exchange Commission

May 24, 2019

Draft Registration Statement on Form S-1 Submitted April 17, 2019

Prospectus Summary Overview, page 1

1.	Please disclose the measure by which you determined that you are a “leading provider” of comprehensive healthcare solutions. Make conforming changes throughout your filing.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of Amendment No. 1 to address the Staff’s comment. The Company has further revised the disclosure on pages 72, 94 and F-7 of Amendment No. 1 to make conforming changes.

2.	Please define “patient visits,” including whether the term includes visits by unique patients or multiple visits by the same patient. Please also define “validated PROs.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1 to define “patient visits” and to clarify that such term may include multiple visits by the same patient. In addition, the Company has revised the disclosure on pages 4 and 97 of Amendment No. 1 to delete the term “validated PROs” and clarify that the Company uses industry-accepted PROs and clinical screening tools that have been developed by third parties and tested for reliability, sensitivity and validity, to provide insights to improve outcomes in a value-based operating model.

Industry challenges and our opportunity, page 3

3.	Please provide support for the following statements, or disclose that they are management’s opinion or beliefs:

•	“Patients exposed to a brand campaign using the Phreesia Platform are over four and a half times more likely, on average, to have a prescription filled for that product than control patients;”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 95 and 99 of Amendment No. 1 to disclose that this statement is based on the Company’s analysis of independent third-party studies.

•	“The Phreesia Platform drives improved patient satisfaction and education, efficiency and overall quality of care;”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 97 of Amendment No. 1 to disclose that this statement is management’s belief.

United States Securities and Exchange Commission

May 24, 2019

•

“The U.S. healthcare system has been shifting toward alternative payment models, in which healthcare provider organizations share the financial risk and are reimbursed based on patients’ experience and outcomes;”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 97 of Amendment No. 1 to reference a report by the Healthcare Payment Learning & Action Network supporting the statement that the U.S. healthcare system has been shifting toward alternative payment models, in which healthcare provider organizations share the financial risk and are reimbursed based on patients’ experience and outcomes. The Company has supplementally revised the disclosure on page 60 of Amendment No. 1 to name such report.

•

“Pharmaceutical companies currently spend the majority of their direct-to-consumer marketing dollars on television and print to reach large patient populations with chronic conditions such as diabetes and pain, which is not as effective as targeted outreach;” and

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 98 of Amendment No. 1 to reference the Journal of American Medical Association as the source of support for the revised statement that pharmaceutical companies currently spend a substantial portion of their direct-to-consumer marketing dollars on television and print to reach large patient populations with chronic conditions such as diabetes and pain. The Company has supplementally revised the disclosure on page 60 of Amendment No. 1 to name the specific report by the Journal of American Medical Association supporting this statement.

To further address the Staff’s comment, the Company has revised the disclosure on pages 4 and 98 of Amendment No. 1 to disclose that it is management’s belief that such marketing strategies are not as effective as targeted outreach.

•	“The Phreesia Platform is the most comprehensive and scalable patient intake and payments solution in the market.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 99 of Amendment No. 1 to disclose that this statement is management’s belief.

The Offering, page 10

4.

Rather than state that you “may” use a portion of the proceeds to pay a cash dividend, revise to state that you will do so, as your disclosure states elsewhere, and include it as the first priority of your use of proceeds.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 12, 61 and 62 of Amendment No. 1.

United States Securities and Exchange Commission

May 24, 2019

Risk Factors Risks relating to our business and industry

“We typically incur significant upfront costs in our client relationships . . .”, page 22

5.

We note your disclosure that some of your clients undertake a significant and prolonged evaluation process, which has in the past resulted in extended periods of time to establish a long-term relationship. Please elaborate on the “evaluation process,” including but not limited to how long you typically allow your clients to evaluate your product, whether your clients have use of your products and services during the evaluation period, and whether you receive fees during the evaluation time period or receive reduced fees for this trial period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 1.

“Privacy concerns or security breaches relating to our Platform . . .”, 25

6.

We note your disclosure that you have experienced security breaches in the past, although such breaches did not result in any claims against you. Please enhance this disclosure to explain the nature of the breach, if material to you.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1.

“We rely on our third-party vendors and partners to execute our business strategy.”, page 31

7.

We note your disclosure that you have entered into “strategic alliances with providers of EHR and PM solutions, and [you] intend to pursue such alliances in the future.” Please briefly elaborate on the nature of these “strategic alliances.” For example, disclose whether they are structured as joint ventures, or are more similar to your contracts with third-party vendors. Please file any agreements related to these strategic alliances as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of Amendment No. 1 to briefly elaborate on the nature of these strategic alliances. Additionally, the Company respectfully advises the Staff that it has included (i) the Partner Agreement with athenahealth, Inc., dated as of January 10, 2014, and (ii) the Strategic Alliance Agreement with Allscripts Healthcare, LLC, dated as of December 10, 2015, as Exhibits 10.17 and 10.18, respectively, to Amendment No. 1 pursuant to Item 601(b)(10) of Regulation S-K. The Company respectfully advises the Staff that it does not believe it is required to file its other agreements with providers of EHR and PM solutions as exhibits to its registration statement under Item 601(b)(10), because such agreements were entered into in the ordinary course and the Company’s business is not substantially dependent on them.

United States Securities and Exchange Commission

May 24, 2019

Risks relating to this offering and ownership of our common stock

“Our amended and restated certificate of incorporation . . .”, page 53

8.

We note your disclosure that “[y]our amended and restated certificate of incorporation that will be in effect upon completion of this offering provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on [y]our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of [y]our directors and officers to [you] or [y]our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, [y]our amended and restated certificate of incorporation or [y]our amended and restated bylaws, or any action asserting a claim governed by the internal affairs doctrine.” Please clearly disclose whether this exclusive forum provision is intended to apply to claims arising pursuant to the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Response: The Company respectfully advises the Staff that the Company has corrected the disclosure on pages 55 of Amendment No. 1 to describe the exclusive forum provision in the Company’s amended and restated bylaws (rather than the amended and restated certificate of incorporation) that will be in effect upon the completion of the offering. Further, in response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 150 of Amendment No. 1 to disclose that this exclusive forum provision will not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Management’s discussion and analysis of financial condition and results of operations Overview, page 71

9.

We note your disclosure that, for fiscal 2019, all of your revenue came from the United States. Please amend your filing to disclose whether this is unique to fiscal 2019, or occurred in prior periods presented. Please also provide a brief description of why you have not generated any revenues from your sales efforts in Canada, and if you expect this trend to continue in future financial periods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 1 to clarify that, since inception, the Company has not marketed or sold its products internationally. Accordingly, all of the Company’s revenue from historical periods, including fiscal 2019, has come from the United States, and the Company’s current strategy is to continue to focus its sales efforts solely within the United States.

United States Securities and Exchange Commission

May 24, 2019

Our business model, page 72

10.

We note your disclosure that you intend to “illustrate the economic relationship with [y]our provider clients” by providing an analysis of the provider clients you on-boarded in fiscal 2017, and that “[you] selected the FY 2017 Cohort as a representative set of provider clients because [you] believe that time is an important factor to understanding long-term value of [y]our provider base.” Please briefly clarify how selecting FY 2017 as an illustrative example demonstrates long-term value over time and, specifically, why you have not chosen to depict your FY 2016 or earlier cohorts. Please also provide a graphical and narrative discussion of your fiscal 2018 and fiscal 2019 provider client cohorts or tell us why depicting only one FY cohort is meaningful to investors. Revise to provide a brief narrative discussion of each of the graphs provided in this section.

Response: With respect to the Company’s choice not to depict the fiscal 2016 or earlier cohorts, the Company respectfully advises the Staff that the methods used to measure revenue, Associated Costs and contribution margin percentage have been refined by the Company over time, such that the Company does not have consistent corresponding information for prior historical periods. Therefore, the Company believes that inclusion of the FY 2016 and earlier cohorts would not provide meaningful disclosure to investors and could be misleading. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 74 of Amendment No. 1 to explain why information for prior cohorts is not presented and could be misleading.

With respect to the Company’s fiscal 2018 provider client cohort, or the FY 2018 Cohort, and the Company’s fiscal 2019 provider client cohort, or the FY 2019 Cohort, the Company respectfully advises the Staff that it does not believe that providing disclosure similar to that of the FY 2017 Cohort would be meaningful to investors. Due to the fact that the Company’s typical contract length is one year or more and it typically takes in excess of one year to recoup the upfront sales and marketing cost to acquire a given cohort and to meaningfully begin up-selling and cross-selling to the clients within the cohort, there has not been sufficient passage of time to illustrate the long-term value of the Company’s FY 2018 or FY 2019 Cohorts, and therefore the Company believes that depicting only the FY 2017 Cohort provides the most meaningful disclosure to investors at this time.

11.

We note your disclosure that fiscal 2017 does not represent a complete year of revenue and contribution income for the FY 2017 Cohort. In light of this, tell us to what extent you considered breaking down your cohorts into smaller periods of time so as to capture more accurately the contributions you are trying to depict.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered breaking down its cohorts into smaller periods of time. However, due to variability in the timing of client onboarding throughout the fiscal year period, the Company believes that depicting this information on an annual basis is more useful to investors than quarterly information, and that breaking down its cohorts into smaller periods of time may be potentially misleading.

United States Securities and Exchange Commission

May 24, 2019

There is a higher degree of variability in revenue, Associated Costs and margin contribution percentage on a quarter-to quarter basis than on an annual basis. The extent of this variability depends on a number of factors, including seasonality and differences in sales cycle lengths, the timing of when new provider clients are onboarded and the size of the new provider clients. The Company respectfully advises the Staff that the onboarding of the Company’s large provider clients, particularly after an extended sales cycle, may have a disproportionately large impact on a quarter relative to other quarters. By depicting this information on an annual basis, any such longer sales cycles, higher contract values and more significant expansion opportunities among such large provider clients will be normalized over the annual period, which would not be the case if depicted on a quarterly basis. Accordingly, the Company believes that depicting the FY 2017 Cohort information on an annual basis, which better captures trends in revenue, Associated Costs and contribution margin percentages is more useful to investors than presentation of such information on a quarterly basis.

12.

You disclose that you had incremental sales and marketing expense as clients expand and renew business with Phreesia in subsequent years. Elaborate to explain whether you experienced similar trends with your 2018 cohorts and to what extent you expect those trends to continue. Quantify, by percentage or otherwise, those “incremental” subsequent year costs so that readers can appreciate the magnitude of those costs.

Response: In response to the Staff’s comment, the Company has enhanced its disclosure on page 74 of Amendment No. 1 to clarify that the Company experienced similar trends with its FY 2018 Cohort, and that the Company expects these trends to continue. The Company has further supplemented its disclosure on page 74 of Amendment No. 1 to quantify the incremental subsequent year costs to address the Staff’s comment.

Key metrics, page 75

13.

You disclose that patient payment volume is “the total dollar volume of transactions between [y] our provider clients and their patients utilizing your payment platform, including via credit and debit cards.” You also disclose elsewhere that your revenue is derived, in part, from payment processing fees based on levels of patient payment volume processed through the Phreesia Platform. Please clarify the manner in which you charge fees for patient payment volume. For example, disclose whether you charge a per transaction fee or a flat fee for different tiers of patient volume, and whether your fees are based on a percentage of the dollar amount of the transaction. In this regard, while you disclose the total dollar volume of transactions between your provider clients and their patients, it is unclear how you derive revenue from these volumes.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 78 of Amendment No. 1 to clarify the manner in which the Company charges fees for patient payment volume. The Company has further revised the disclosure on pages 87 and F-9 of Amendment No. 1 to make conforming changes.

14.	Please define “contraction,” “churn,” and “expansion.” In this regard, we note your disclosure that dollar-based net retention rate is net of these three terms.

United States Securities and Exchange Commission

May 24, 2019

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1 to define “contraction,” “churn” and “expansion.”

Components of statements of operations, page 76

15.

We note your disclosure that “[you] derive revenue primarily from (i) subscription fees from healthcare provider organizations for access to the Phreesia Platform and related one-time professional services fees, (ii) payment processing fees based on levels of patient payment volume processed through the Phreesia Platform and (iii) fees from life science companies to deliver marketing content to patients using the Phreesia Platform” (emphasis added). Please disclose your other sources of revenue, if any.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1 to clarify that the Company has no other sources of revenue.

Comparison of fiscal 2018 versus fiscal 2019 Revenue, page 79

16.

Please revise your discussion to quantify the changes in revenue related to increased subscription and payment revenue from new clients and expansion and cross-selling to existing clients. Please also clarify how you define “new clients” and “existing clients.” Further, please quantify, if significant, each of the several factors you state contributed to the changes in cost of revenue. Refer to Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 1 to quantify the changes in revenue related to increased subscription and payment revenue from new clients and expansion and cross-selling to existing clients. The Company has supplementally revised the disclosure on page 80 of Amendment No. 1 to clarify how it defines “new clients” and “existing clients.” With respect to the changes in cost of revenue, the Company has revised the disclosure on page 81 of Amendment No. 1 to disclose that roughly $0.7 million of the increase in cost of revenue related to one-time hardware costs associated with the sale of PhreesiaPads and Arrivals Stations. The Company respectfully advises the Staff that it does not believe the other factors identified as having contributed to the changes in cost of revenue are significant such that they should be quantified under Item 303(a)(3) of Regulation S-K.

17.

Please disclose whether the increase in revenue from life science clients for digital marketing was due to an increase in life sciences clients, an increase in services provided to existing clients, or an increase in price of your digital marketing services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 1 to clarify that the increase in revenue from life sciences clients for digital marketing was due to an increase in sales of digital marketing solutions to life sciences clients.

United States Securities and Exchange Commission

May 24, 2019

Critical accounting policies and estimates, page 84

18.	Please tell us your consideration of disclosing the following related to the estimated fair value of your common stock:

•

The methods you used to determine the fair value of the your common stock and the nature of the material assumptions involved. For example, if you used the income approach you should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate;

•	The extent to which the estimates are considered highly complex and subjective; and

•	The estimates will not be necessary to determine the fair value of the new awards once the underlying shares begin trading.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has supplemented the disclosure on pages 89 and 90 of Amendment No. 1 to disclose (i) the methods used to determine the fair value of its common stock and the nature of the material assumptions involved, (ii) the subjective factors considered by the Company’s board of directors in estimating such fair value, and (iii) that the estimates will not be necessary to determine the fair value of the new awards once the underlying shares being trading.

Business Industry challenges and our opportunity

Inefficiency and waste amidst continually rising U.S. healthcare expenditure, page 93

19.

We note your disclosure that the cost of healthcare spending is “unsustainable,” and is mostly due to significant waste and inefficiency, and that you may have a market opportunity to provide services that increase doctor and staff efficiency. Please disclose whether this “unsustainable” market could also have a negative impact on your business, considering that the market for your services may decrease in the future due to the uncertainty of an unsustainable market.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 96 of Amendment No. 1 to delete the word “unsustainable.” The Company has further revised the disclosure on page 96 of Amendment No. 1 to clarify that the Company believes the rising U.S. healthcare expenditure presents a significant business opportunity and that the market for the Company’s services will continue to grow as healthcare provider organizations and their staff seek to address these rising costs by eliminating waste and inefficiency.

United States Securities and Exchange Commission

May 24, 2019

Ongoing shift to value-based reimbursement models, page 95

20.	Please provide support for the following statements, or disclose that they are management’s opinions or beliefs:

•

“The shift to [value-based payment models] requires healthcare provider organizations to manage new challenges related to measurement and reporting, population health management, care coordination and other patient demands, all of which may require additional staff and capabilities;”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 20 and 97 of Amendment No. 1 to reference the American Hospital Association as the source of support for the statement that the shift to value-based payment models requires healthcare provider organizations to manage new challenges related to measurement and reporting, population health management, care coordination and other patient demands. The Company has supplementally revised the disclosure on page 60 of Amendment No. 1 to name the report by the American Hospital Association supporting this statement.

•	“Many healthcare provider organizations are adapting to these new requirements and are concerned about the incremental internal investment and resources required to comply;” and

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1 to disclose that this statement is management’s belief.

•

“The treatment and prevention of disease are becoming increasingly personalized, driven by technological advancements in the use of patient-specific health, lifestyle/environmental, genomic and other data to diagnose, treat and prevent disease at a personalized level.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 98 of Amendment No. 1 to disclose that this statement is management’s belief.

Our competitive strengths, page 97

21.

We note your disclosure that “[s]ome of [y]our provider clients have been able to increase time-of-service collections by approximately 30-50% and save an average of six minutes per patient check-in.” Please provide context for this statement by disclosing how many of your clients, compared to the total number of your clients, have experienced this value.

United States Securities and Exchange Commission

May 24, 2019

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the above-referenced statement and replaced it with the following language on page 100 of Amendment No. 1: “Based on client feedback received and our internal analysis, we believe that the majority of our provider clients have been able to increase time-of-service collections.” In addition, to further address the Staff’s comment, the Company has revised its disclosure regarding average time savings per patient check-in as follows: “By automating the numbers tasks of the intake process, our provider clients have been able to save time on patient check-ins.” The Company draws the Staff’s attention to the conforming changes made on pages 2, 5-6, and 95.

Significant and measurable return on investment, page 98

22.	We note your disclosure of the satisfaction rating for users in the 18-25, 26-35, 36-45, and 46-55 age brackets. Please disclose the satisfaction rating for users in the 55 or older age bracket.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 1.

Our competitive landscape, page 107

23.

Please provide support for your statement that “[m]any direct competitors are focused on the basic aspects of electronic patient intake and are only starting to expand into multiple adjacencies beyond patient registration,” or disclose that this is management’s opinion or belief.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 109 of Amendment No. 1 to disclose that this statement is management’s belief.

Financial Statements General, page F-1

24.

Please tell us the estimated IPO price range once you have determined that information. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance related to recent valuations of your equity through the date of effectiveness for the preceding twelve months.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated IPO price range has been determined.

United States Securities and Exchange Commission

May 24, 2019

(s) Income taxes, page F-15

25.	Please tell us your consideration of the guidance in the ASC 740-10-25 and how your policy related to interest and penalties is consistently applied.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s policy as it relates to ASC 740-10-45-25 is to recognize tax-related interest and penalties as a component of the provision (benefit) for income taxes, which is to be consistently applied. In response to the Staff’s comment, the Company has revised the disclosure on page F-16 to remove the following sentence: “The Company, when required, will accrue interest and penalties related to income tax matters in general and administrative expenses on the statement of operations.”

General

26.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 813–8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

Cc:	Chaim Indig, Phreesia, Inc.

Thomas Altier, Phreesia, Inc.

Charles Kallenbach, Phreesia, Inc.

John J. Egan, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP